SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Kellstrom Industries, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   488035106
                                 (CUSIP Number)

                               December 31, 1998
            (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 488035106

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 41,477 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: 20,423 (2)(3)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 41,477 (1)(2)
Person
With
               8.   Shared Dispositive Power: 20,423 (2)(3)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     178,216 (1)(3)(4)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 1.5% (5)


12.  Type of Reporting Person: PN

--------------
(1) Represents 29,123 shares of Stock purchased by HBK Offshore Fund Ltd. and 12,354 shares of Stock purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares of Stock pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. and HBK Securities Ltd. Accordingly, neither of HBK Offshore Fund Ltd. nor HBK Securities Ltd. have any beneficial ownership of such shares of Stock.

(2) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

(3) Represents shares of Stock purchased by HBK Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these shares of Stock pursuant to an Amended and Restated Management Agreement.


(4) Includes 116,316 shares of stock obtainable upon conversion of the Issuer's 5.75% Convertible Subordinated Notes due 2002 (the "Bonds") as follows: (i) 36,688 shares obtainable upon conversion by HBK Finance L.P. of $1,009,000 principal amount of Bonds held by HBK Finance L.P.; and (ii) 79,628 shares obtainable upon conversion by HBK Offshore Fund Ltd. of $2,190,000 principle amount of Bonds held by HBK Offshore Fund Ltd. Pursuant to an Investment Management Agreement, upon conversion by HBK Securities Ltd. and HBK Offshore Fund Ltd. of the Bonds held by each such entity, the Reporting Person will have sole voting and dispositive power over the shares obtainable thereby and neither of HBK Securities Ltd. nor HBK Offshore Fund Ltd. will have any beneficial ownership of such shares. Pursuant to an Amended and Restated Management Agreement, upon conversion by HBK Finance L.P. of the Bonds held by such entity, the Reporting Person will have shared voting and dispositive power over the shares obtainable thereby.

(5) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 11,877,747.

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CUSIP No. 488035106

1.   Name of Reporting Person:

     HBK Finance L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: 20,423 (1)
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: 20,423 (1)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     57,111 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.5% (3)


12.  Type of Reporting Person: BD

--------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments pursuant to an Amended and Restated Management Agreement.

(2) Includes 36,688 shares of stock obtainable upon conversion of $1,009,000 principal amount of the Bonds. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power over these shares will be shared with HBK Investments, L.P.

(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 11,798,119.
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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated March 19, 1998 (the "Schedule 13G"), relating to the Common Stock of Kellstrom Industries, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the
Schedule 13G.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     Item 2(b) is hereby amended and restated in its entirety as follows:

     The principal business office for each of the Item 2 Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. ("Offshore"), Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 29,123 shares of Stock held by Offshore, which constitutes approximately 0.2% of the 11,877,747 shares of Stock deemed to be outstanding thereunder. Also, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 79,628 shares of Stock obtainable upon conversion of $2,190,000 principal amount of the Bonds held by Offshore, which constitutes approximately 0.7% of the 11,877,747 shares of the Stock deemed to be outstanding thereunder. In addition, pursuant to an Investment Management Agreement with HBK Securities Ltd. ("Securities"), Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of an additional 12,354 shares of Stock held by Securities, which constitutes approximately 0.1% of the 11,877,747 shares of Stock deemed to be outstanding thereunder. Also, pursuant to an Amended and Restated Management Agreement with Fund and Capital, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 20,423 shares of Stock held by Finance, which constitutes approximately 0.2% of the 11,877,747 shares of Stock deemed to be outstanding thereunder. In addition, pursuant to Rule 13d-3(d)(1)(i), Investments may be deemed to be the beneficial owner of 36,688 shares of the Stock obtainable upon conversion of $1,009,000 principal amount of the Bonds held by Finance, which constitutes approximately 0.3% of the 11,877,747 shares of the Stock deemed to be outstanding thereunder.

     Pursuant to Rule 13d-3(a), Finance may be deemed to be the beneficial owner of 20,423 shares of Stock, which constitutes approximately 0.2% of the 11,798,119 shares of Stock deemed to be outstanding thereunder. Pursuant to Rule 13d-3(d)(1)(i), Finance may be deemed to be the beneficial owner of 36,688 shares of Stock obtainable upon conversion of $1,009,000 principal amount of the Bonds held by Finance, which constitutes approximately 0.5% of the 11,798,119 shares deemed to be outstanding thereunder.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 178,216 shares of the Stock, which constitutes approximately 1.5% of the 11,877,747 shares of the Stock deemed to be outstanding.

     Each of (1) Fund, as sole general partner of Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 57,111 shares of the Stock, which constitutes approximately 0.5% of the 11,798,119 shares of the Stock deemed to be outstanding.

     Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 178,216 shares of the Stock, which constitutes approximately 1.5% of the 11,877,747 shares of the Stock deemed to be outstanding.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Offshore, and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 29,123 shares of Stock. Pursuant to an Investment Management Agreement with Securities, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of an additional 12,354 shares of Stock. Pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 20,423 shares of Stock held by Finance.

     Finance has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 20,423 shares of Stock.

     Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 41,477 shares of Stock and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 20,423 shares of Stock.

     Acting through its general partner, Capital, and in its capacity as the general partner of Finance, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 20,423 shares of Stock.

     Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 20,423 shares of Stock.

     Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 20,423 shares of Stock.

     In its capacity as the general partner of Partners I and Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 61,900 shares of Stock.

     Managers

     In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 61,900 shares of Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Item 5 is hereby amended and restated in its entirety as follows:

     The Reporting Persons have ceased to be the beneficial owners of five percent or more of the Stock.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 11, 1999



                              HBK INVESTMENTS L.P.


                              By: /s/ H. Michael Reese
                                     H. Michael Reese (1)



                              HBK FINANCE L.P.


                              By: /s/ H. Michael Reese
                                     H. Michael Reese (2)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.
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EXHIBIT INDEX

EXHIBIT             DESCRIPTION

99.1      Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.